Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Mar-2019

Amounts in USD

Dates

Collection Period No.	45			
Collection Period (from... to)	1-Mar-2019	31-Mar-2019		
Determination Date	11-Apr-2019			
Record Date	12-Apr-2019			
Distribution Date	15-Apr-2019			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Mar-2019	15-Apr-2019	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2019	15-Apr-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	157,000,000.00	99,783,649.03	87,644,033.75	12,139,615.28	77.322390	0.558242
Total Note Balance	**1,505,580,000.00**	**99,783,649.03**	**87,644,033.75**	**12,139,615.28**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	138,388,351.16	126,248,735.88			
Yield Supplement Overcollateralization Amount	72,757,380.27	4,775,787.95	4,262,699.68			
Pool Balance	**1,616,945,465.46**	**143,164,139.11**	**130,511,435.56**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.753750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.750000%	145,517.82	0.926865	12,285,133.10	78.249255
Total		**$145,517.82**		**$12,285,133.10**	

Amounts in USD

Available Funds

Principal Collections	12,536,411.62	
Interest Collections	315,765.35	
Net Liquidation Proceeds	38,921.43	
Recoveries	113,923.45	
Purchase Amounts	0.00	
Advances made by the Servicer	0.00	
Investment Earnings	31,580.71	
Available Collections	**13,036,602.56**	
Reserve Fund Draw Amount	0.00	
Available Funds	**13,036,602.56**	

Distributions

(1) Total Servicing Fee	119,303.45
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	145,517.82
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	12,139,615.28
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	632,166.01
Total Distribution	**13,036,602.56**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	119,303.45	119,303.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	145,517.82	145,517.82	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	145,517.82	145,517.82	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	145,517.82	145,517.82	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,139,615.28	12,139,615.28	0.00
Aggregate Principal Distributable Amount	12,139,615.28	12,139,615.28	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,545.82
minus Net Investment Earnings	7,545.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,545.82
Net Investment Earnings on the Collection Account	24,034.89
Investment Earnings for the Collection Period	31,580.71

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	143,164,139.11	15,453
Principal Collections	9,371,888.69	
Principal Collections attributable to Full Pay-offs	3,164,522.93	
Principal Purchase Amounts	0.00	
Principal Gross Losses	116,291.93	
Pool Balance end of Collection Period	130,511,435.56	14,774
Pool Factor	8.07%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.88%
Weighted Average Number of Remaining Payments	54.86	17.07
Weighted Average Seasoning (months)	10.12	52.71

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	129,427,941.88	14,676	99.17%
31-60 Days Delinquent	865,405.85	79	0.66%
61-90 Days Delinquent	217,846.38	18	0.17%
91-120 Days Delinquent	241.45	1	- %
Total	130,511,435.56	14,774	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	116,291.93	9	16,181,927.70	666
Principal Net Liquidation Proceeds	38,859.81		3,502,846.77	
Principal Recoveries	111,073.96		7,434,801.00	
Principal Net Loss / (Gain)	(33,641.84)		5,244,279.93	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.295%)	
Prior Collection Period	(0.053%)	
Second Prior Collection Period	0.006 %	
Third Prior Collection Period	0.451 %	
Four Month Average	0.027%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.324%
Average Net Loss / (Gain)		7,874.29

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.